

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Michael L. Hance
Interim Chief Executive Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

      Re: Forward Air Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed April 12, 2024
          File No. 000-22490

Dear Michael L. Hance:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 - Nasdaq Conversion Proposal, page 6

1. We note that if the Nasdaq Conversion Proposal is approved, you plan to issue shares of Company Common Stock upon the conversion of the outstanding Company Series C Preferred Units that were issued in connection with the Omni Acquisition and fractional units of Company Series B Preferred Stock upon the conversion of Opco Series C-2 Preferred Units that were issued in connection with the Omni Acquisition into Opco Class B Units, and Company Common Stock upon the exchange of such fractional units of Company Series B Preferred Stock. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

2. We note that you are seeking the approval of the issuance of 5,135,008 shares of Company Common Stock on as as-converted and as-exchanged basis and Convertible Preferred Equity Consideration, which represents an additional 8,880,010 shares of Company Common Stock on an as-converted and as-exchanged basis. Given that this proposal involves a solicitation of shareholders for the purpose of approving the issuance

of additional securities that are issuable in connection with the Omni Acquisition, and your shareholders will not have a separate opportunity to vote on this transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 13 and 14 of Schedule 14A. See also Question 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure Interpretations.

General

3.   We note you disclose in your Annual Report on Form 10-K that the September 26, 2023 Shareholder Complaint filed against the Company by Rodney Bell, Michael A. Robert and Theresa Woods alleges, among other things, that your shareholders have the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transaction until a shareholder vote was held, and while the temporary restraining order was dissolved on October 25, 2023 and the transaction was completed on January 25, 2024, the case remains pending. Please revise your disclosure to discuss the impact of the pending shareholder litigation on the Omni Acquisition and related transactions, and on the shareholder vote solicited in this proxy statement with respect to the Nasdaq Conversion Proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Flora Perez